SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                         ASSISTED LIVING CONCEPTS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    04543M107
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 January 1, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     04543M107
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  1)   Names of  Reporting Persons/I.R.S. Identification  Nos. of  Above Persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure  of Legal Proceedings  is Required Pursuant to Items
       2(d) or 2(e):        Not Applicable
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  6)   Citizenship or Place of Organization:   United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With:                    10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,213,987*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions):                      [   ]
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  13)  Percent of Class Represented by Amount in Row (11):            18.7%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*Cerberus Partners,  L.P. ("Cerberus") is the holder of 229,028 shares of common stock of Assisted Living Concepts, Inc. (the "Company"); Cerberus International, Ltd. ("International") is the holder of 582,451 shares of common stock of the Company; Cerberus Institutional, Ltd. ("Institutional") is the holder of 219,882 shares of common stock of the Company and certain private investment funds (the "Funds") in the aggregate are the holders of 182,626 shares of common stock of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, for the purposes of Reg. ss.240.13d-3, Stephen Feinberg is deemed to beneficially own 1,213,987 shares of common stock of the Company, or 18.7% of those deemed issued and outstanding pursuant to Reg. ss.240.13d-3. See Item 3 and Item 5 for further information.

Item 1.    Security and Issuer.
           -------------------

           This statement relates to the common stock, par value $0.01 per share (the "Shares"), of Assisted Living Concepts, Inc., a Nevada corporation (the "Company"), whose principal executive offices are located at 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220-9057.

Item 2.    Identity and Background.
           -----------------------

           The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), Cerberus Institutional, Ltd., a corporation organized under the laws of the Bahamas ("Institutional"), and certain other private investment funds (the "Funds").
Cerberus, International, Institutional and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

           Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           The Shares reported herein were acquired in connection with the Company's emergence from bankruptcy on or about January 1, 2002. On that date, pursuant to the consummation of the Plan of Reorganization of the Company under Chapter 11 of the United States Bankruptcy Code (the "Plan of Reorganization"), holders of the Company's Allowed Class 4 Claims (as defined in the Plan of Reorganization) received, in addition to the New Notes (as defined in the Plan of Reorganization), the Shares, in each case in such amounts as prescribed by the Plan of Reorganization. In exchange for the issuance of the New Notes and the Shares as prescribed by the Plan of Reorganization, all such Allowed Class 4 Claims were extinguished.

           Cerberus, International, Institutional and the Funds were the holders of Allowed Class 4 Claims which, in addition to the New Notes issued to them, resulted in their receiving 229,028, 582,451, 219,882 and 182,626 Shares, respectively, pursuant to the Plan of Reorganization. All funds used to purchase or acquire the securities and/or instruments which constituted the Allowed Class 4 Claims held by Cerberus, International, Institutional and the Funds came directly from the assets of Cerberus, International, Institutional and the Funds, respectively, and neither Mr. Feinberg nor any of Cerberus, International, Institutional or the Funds paid any additional consideration for the Shares (or the New Notes) received pursuant to the Plan of Reorganization.

Item 4.    Purpose of Transaction.
           ----------------------

           The acquisition of the securities of the Company described herein is for investment purposes on behalf of Cerberus, International, Institutional and the Funds, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Based upon information set forth in the public filings made by the Company, as a result of the transactions effected pursuant to the Plan of Reorganization, as of January 1, 2002, there were issued and outstanding 6,500,000 Shares. As of such date, for the purposes of Reg. ss.240.13d-3, (i) Cerberus was the holder of 229,028 Shares, (ii) International was the holder of 582,451 Shares, (iii) Institutional was the holder of 219,882 Shares and (iv) the Funds in the aggregate were the holder of 182,626 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, for the purposes of Reg. ss.240.13d-3, Stephen Feinberg is deemed to beneficially own 1,213,987 Shares, or 18.7% of those deemed issued and outstanding pursuant to Reg. ss.240.13d-3.

           In addition, pursuant to the Plan of Reorganization, the Company has held back from the initial issuance of Shares (and New Notes) a reserve to be issued in the future to holders of Allowed Class 4 Claims (the "Reserve"). Based upon the factors set forth in the Plan of Reorganization, each of Cerberus, International, Institutional and the Funds may receive additional Shares (and additional New Notes) from the Reserve after the final determination is made with respect to the proper disposition of the Reserve pursuant to the Plan of Reorganization.

           During the sixty days prior to January 1, 2002, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           None.




                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           January 8, 2002


                                           /s/ Stephen Feinberg
                                           -------------------------------------
                                           Stephen Feinberg,  in   his  capacity
                                           as the  managing  member of  Cerberus
                                           Associates,   L.L.C.,    the  general
                                           partner of  Cerberus Partners,  L.P.,
                                           and as  the  investment  manager  for
                                           each of Cerberus International, Ltd.,
                                           Cerberus Institutional, Ltd. and  the
                                           Funds


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).